UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K  ☐Form 20-F  ☐Form 11-K ☒ Form 10-Q  ☐ Form N-SAR ☐Form N-CSR

For Period Ended:    March 31, 2019

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

The Joint Corp.
Full Name of Registrant

Former Name if Applicable

16767 N. Perimeter Drive, Suite 240
Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona 85260
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company needs additional time to make certain accounting adjustments to comply with Accounting Standards Codification 810 (“ASC 810”), Consolidations, addressing the consolidation of variable interest entities. ASC 810 requires the Company to consolidate the full operations of the professional corporations (PCs) that it manages, given the Company’s power to control certain significant non-clinical activities of these PCs pursuant to its management agreements with them. Prior to 2019, the Company did not consolidate these PCs, which the Company determined to be an immaterial error. The adjustments, which are isolated to the managed clinics in PC states, will result in increases to the Company’s revenue and general and administrative expenses by an identical amount and will have no impact on earnings, except in instances in which the PC has sold treatment packages and wellness plans. Revenue from these packages and plans will now be deferred and will be recognized when patients use their visits. There will be no impact to cash flows as a result of these adjustments. Based on the Company’s preliminary analysis, the recording of all accumulated deferred revenue in one adjustment would represent a material change to the current period financial statements. As such, the Company will revise its historical financial statements. The Company is working cooperatively with its auditors to provide them with the requested documentation so that the auditors can complete their review and assessment of historical materiality.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jake Singleton	480	245-5960
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see explanation in Part III above with respect to certain accounting adjustments that the Company will make as a result of its consolidation of the full operations of its managed professional corporations (PCs), resulting in the revision of its historical financial statements, including its financial statement for the three months ended March 31, 2018. For purposes of comparison with the three months ended March 31, 2019, the numbers shown below for the three months ended March 31, 2018 have been adjusted to reflect such consolidation, along with an accompanying parenthetical disclosure of any adjustment that has been made.

The Company previously announced its preliminary first quarter 2019 results of operation in an earnings release furnished on Form 8-K on May 9, 2019, which included the following preliminary results:

Revenue was $10.7 million in the first quarter of 2019, compared to $8.6 million in the first quarter of 2018 as adjusted. (The adjustment to revenue represents an estimated $1.6 million increase in revenue as compared to revenue previously reported on Form 10-Q filed on May 11, 2018.) Revenues in the first quarter of 2019 increased over adjusted revenues in the first quarter of 2018, due primarily to a greater number of franchised clinics as well as increased gross sales, reflecting improved marketing and increased adoption of chiropractic care.

Cost of revenue was $1.2 million, up 24% compared to the first quarter of 2018, reflecting the success of the regional developer (RD) program resulting in higher commissions and royalties related to an increased number of franchised locations sold and opened within RD territories.

Selling and marketing expenses were $1.5 million, or 14% of revenue, compared to $1.1 million, or 13% of revenue, in the first quarter of 2018, reflecting increased local marketing spending in corporate clinics and costs associated with grand openings of corporate greenfield clinics.

General and administrative expenses were $6.6 million in the first quarter of 2019, or 61% of revenue, compared to $6.3 million in the first quarter of 2018 as adjusted, or 73% of revenue in the first quarter of 2018, reflecting increased leverage in the company’s operating model. (The adjustment to general and administrative expenses in the first quarter of 2018 represents an estimated $1.2 million increase in general and administrative expenses as compared to those previously reported on Form 10-Q filed on May 11, 2018.)

Net income was approximately $953,000 in the first quarter of 2019, compared to a net loss of $32,000 in the first quarter of 2018 as adjusted. (The adjustment to net loss in the first quarter of 2018 represents an estimated $355,000 increase as compared to the net loss previously reported on Form 10-Q filed on May 11, 2018.)

The Joint Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2019	By:	/s/ Jake Singleton
	Name:	Jake Singleton
	Title:	Chief Financial Officer

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